AGREEMENT

This Agreement dated October 1, 1999

BETWEEN:

STRATA WEB SYSTEMS LTD., (Strata Web) with its head office located at Suite 600, 940-6th Avenue, S.W., Calgary, Alberta T2P 3T1, possessing expertise in the integration of Web based technology with existing or custom built data using a map and forms based interface;

AND:

TRANSCANADA PIPELINES LIMITED, (TransCanada) with its head office located at 111 5th Avenue S.W., Calgary, Alberta, T2P 3Y6, requires land ownership change notifications along its pipeline right-of-ways.

The following principles form the basis of collaborative and mutually rewarding Agreement designed to offer superior products and services to TransCanada:

1. Product: TransCanada will supply periodic updates of data that Strata Web will integrate to the product delivered to TransCanada. The work effort put forth by Strata Web to integrate these periodic updates will be charged to TransCanada as described below.

2. Integrated Proposals: If new business opportunities arise from discussions between Strata Web and Transcanad that are within the scope of this Agreement they will be reviewed, assessed, and perhaps pursued by the parties on an as required basis. If new business opportunities arise that are not within the scope of this Agreement a new Agreement will be drafted to include all the business between the parties.

3. Costs: TransCanada agrees to pay $3500/month for access to the Strata Web system, which is necessary for TransCanada employees to view the land ownership changes within the province of Alberta. TransCanada requested work to enhance the system by Strata Web will be charged on a time and material basis at $150/hour.

4. Confidentiality: Strata Web goes to great lengths to maintain complete confidentiality of the data supplied by TransCanada. Based on the fact that this data is delivered to TransCanada via a shares server, Strata Web cannot guarantee complete confidentiality of the data supplied by TransCanada. This problem can be corrected by placing a server behind the firewall at TransCanada and having Strata Web install Strata Code on the server as an intranet solution. This solution has been available to TransCanada since 1997.

5. Assignment: This Agreement cannot be assigned without the written consent of each party not to be unreasonably withheld.

6. Binding: This Agreement shall benefit and be binding upon each party.

7. Term: The term of this agreement will be October 1, 1999 to October 1, 2000.

8. Liability: In no event shall Strata Web have any liability for loss of profits, loss of business revenue, failure to realize expected savings, other commercial or economic loss of any kind whatsoever or for any indirect, special or consequential damages even if advise of the possibility of such damages. The Customer also agree that Strata Web's total and aggregate liability, if any, for any and all losses or injuries to the Customer arising out of any acts or omissions of StrataWeb in connection with anything to be done or furnished hereunder, regardless of the nature of the legal or equitable tight claimed have been violated, shall never exceed the amount paid during the current term of this Agreement by the Customer for the information services furnished hereunder.

9. Payment: Payment terms are thirty (30) days. The Customer agrees to pay delivery charges and applicable taxes, which are not included in the amount shown on the face of this Agreement and which will be invoiced to the Customer.

10. Termination: This Agreement will renew automatically for successive one (1) year periods after the first year. Either party may terminate the Agreement at the end of the initial year (October 1, 1999 to October 1, 2000) or any subsequent one (1) year term by furnishing thirty (30) days prior written notice to the other party, but only after providing a notice of breach, in writing to the other party a the address given below, along with a detailed written description of the breach, and a description of steps that may be taken with the other party to cure the breach. If the other party has not cure the breach within (30) days, then the complaining party may terminate the portion of this Agreement, which applied to the specific product in question by written notice effective immediately.

11. Laws: The laws of Alberta, Canada shall apply to this Agreement.

Acknowledged and Accepted this 1st day of October, 1999.

Strata Web Systems, Ltd.

/s/ signed

Greg V. Hess
President

TransCanada Pipelines Limited

/s/ signed

Everett Altenhoff